UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2023

Semper Paratus Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41002	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

767 Third Avenue, 38th Floor

New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

(646) 807-8832

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	LGSTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the Units	LGST	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one Class A ordinary share for $11.50 per share, included as part of the Units	LGSTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously disclosed, on June 28, 2023, Semper Paratus Acquisition Corporation, a Cayman Island exempted company (“Semper Paratus”) entered into an Agreement and Plan of Merger by and among Semper Paratus, Semper Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Semper Paratus (“Merger Sub”), SSVK Associates, LLC, Semper Paratus’ sponsor, in its capacity as purchaser representative, Tevogen Bio Inc, a Delaware corporation (“Tevogen Bio”), and Ryan Saadi, in his capacity as seller representative (as may be amended and/or restated from time to time, the “Merger Agreement”), pursuant to which, among other things, the parties will effect the merger of Merger Sub with and into Tevogen Bio, with Tevogen Bio continuing as the surviving entity (the “Merger”), as a result of which all of the issued and outstanding capital stock of Tevogen Bio shall be exchanged for shares of Class A common stock, par value $0.0001 per share, of Semper Paratus (the “Share Exchange”), subject to the conditions set forth in the merger Agreement, with Tevogen Bio surviving the Share Exchange as a wholly owned subsidiary of Semper Paratus (the Merger, the Share Exchange and the other transactions contemplated by the Merger Agreement, together, the “Transaction”).

On September 14, 2023, Semper Paratus issued a press release announcing that it had filed a Registration Statement on Form S-4. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Semper Paratus under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. For the avoidance of doubt, Semper Paratus intends for this Form 8-K, including Exhibit 99.1, to satisfy the requirements of Rule 165(a) and Rule 425(a) under the Securities Act. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between Semper Paratus and Tevogen Bio, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of Tevogen Bio and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of Semper Paratus’ public shareholders and the product candidates, products, markets, and expected future performance and market opportunities of Tevogen Bio. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Semper Paratus’ securities; (ii) the risk that the proposed Transaction may not be completed by Semper Paratus’ business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the Merger Agreement by the shareholders of Semper Paratus, the satisfaction of the minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Semper Paratus’ shareholders; (vi) redemptions exceeding anticipated levels or the failure to meet NYSE initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on Tevogen Bio’s business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of Tevogen Bio; (ix) the outcome of any legal proceedings that may be instituted against Tevogen Bio or against Semper Paratus related to the Merger Agreement or the proposed Transaction ; (x) changes in the markets in which Tevogen Bio competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that Tevogen Bio may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that Tevogen Bio may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Tevogen Bio to grow and manage growth economically and hire and retain key employees; (xvii) the risk that Tevogen Bio may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the ability to develop, license or acquire new therapeutics; (xix) the risk that Tevogen Bio will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Tevogen Bio, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Tevogen Bio’s business; (xxii) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; risks related to regulatory review, and approval and commercial development; (xxiii) risks associated with intellectual property protection; (xxiv) the risk that Tevogen Bio is unable to secure or protect its intellectual property; (xxv) Tevogen Bio’s limited operating history; and (xxvi) those factors discussed in Semper Paratus’ filings with the SEC and that that will be contained in the proxy statement/prospectus relating to the proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents to be filed by Semper Paratus from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Tevogen Bio and Semper Paratus may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Tevogen Bio or Semper Paratus gives any assurance that Tevogen Bio or Semper Paratus, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Semper Paratus’ or Tevogen Bio’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Additional Information and Where to Find It

In connection with the Merger Agreement and the proposed Transaction, Semper Paratus has filed materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus of Semper Paratus, and will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Semper Paratus has filed or may file with the SEC in connection with the proposed transaction. The Company’s shareholders and other interested persons are advised to read the Form S-4, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about Semper Paratus, Tevogen Bio, the Merger Agreement, and the proposed Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transaction will be mailed to shareholders of Semper Paratus as of a record date to be established for voting on the proposed Transaction. Before making any voting or investment decision, investors and shareholders of Semper Paratus are urged to carefully read the entire proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. The Company’s investors and shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Semper Paratus Acquisition Corporation, 767 Third Avenue, 38th Floor, New York, NY, 10017, Attention: Mr. Suren Ajjarapu.

Participants in the Solicitation

Semper Paratus, Tevogen Bio, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Semper Paratus’ shareholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of Semper Paratus’ directors and officers in Semper Paratus’ filings with the SEC, including the Form S-4, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. Such information with respect to Tevogen Bio’s directors and executive officers will also be included in the proxy statement/prospectus.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated September 14, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMPER PARATUS ACQUISITION CORP.

Date: September 14, 2023	By:	/s/ Surendra Ajjarapu
Name: Surendra Ajjarapu
Title: Chief Executive Officer

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